Exhibit 2.3

[on Endace letterhead]

Emulex Corporation

c/- Quigg Partners

7th Floor, The Bayleys Building

36 Brandon Street

Wellington 6140

6 December 2012

Dear Sirs

Agreement relating to Potential Transaction

We refer to recent discussions between us concerning a potential corporate transaction (the “Potential Transaction”) and to the Mutual Confidentiality and Exclusivity Agreement entered into between us and you dated 17 September 2012, as amended by the Addendum thereto dated 5 November 2012 (the “NDA”).

Capitalised terms used, but not defined, in this letter have the meanings given to them in the NDA.

1.	Subject to paragraph 2, and in consideration of you sending to us a takeover notice in compliance with Rule 41 of the Takeovers Code on the date of this letter (the “Takeover Notice”), we hereby agree that, until the earliest of: (i) 31 March 2013; (ii) any offer made by you under Rule 8 of the Takeovers Code (the “Offer”) lapsing; and (iii) the date on which you notify us that you are no longer interested in proceeding with the Potential Transaction, we will not, and will cause our Representatives not to, directly or indirectly, solicit or initiate an Alternative Proposal.

2.	Nothing in paragraph 1 shall prevent any member of our board of directors from taking (or refraining from taking) any action necessary or desirable to comply with or fulfil his obligations or duties arising under the Companies Act 1993, the Takeovers Code or any other applicable law or regulation, including:

(a)	responding to any Alternative Proposal; and/or

(b)	participating in any discussions or negotiations with, or furnishing any information (whether public or not) to, any person making an Alternative Proposal that has not been initiated or solicited by us or our Representatives, provided that, in each case, in the reasonable opinion of the independent members of our board of directors (being Mark Terrence Giles, Mark Derrick Ranulph Rowan, John Phillip Henry Schomberg Scott, Clayton Gordon Wakefield and Simon Baxter Wilson) (the “Independent Members of the Board”), the relevant Alternative Proposal is bona fide.

3.	The Independent Members of the Board have advised that:

(a)	they are supportive of the Offer; and

(b)	subject to the offer price for the ordinary shares of Endace Limited (the “Company”) pursuant to the Offer (the “Offer Price”) being within or above the valuation range of the Company’s independent adviser’s report, they shall, subject to paragraph 4, recommend to the Company’s shareholders that they accept the Offer.

4.	We can confirm that the Independent Members of the Board have confirmed that, if a cash offer at a price for the ordinary shares of the Company greater than the Offer Price (a “Competing Offer”) is made, the Independent Members of the Board will give you five business days notice to amend the Offer Price to match or better the cash offer price of the Competing Offer and, if you do so, or irrevocably commit to do so, then the Independent Members of the Board will continue to recommend to the Shareholders that they accept the Offer, as amended or to be amended. If you fail to do so, or fail to irrevocably commit to do so, within such five business day period, the Independent Members of the Board may, at their sole discretion, cease to recommend the Offer.

5.	In consideration of the time taken and cost incurred by you to proceed with the Offer, if:

(a)	a Competing Offer is made:

(i)	during the offer period (as defined in the Takeovers Code) of the Offer (the “Offer Period”); or

(ii)	within three months of closure of the Offer Period,

and the Competing Offer is declared unconditional; or

(b)	we materially breach the terms of this letter,

we agree to reimburse you for your reasonable costs and expenses incurred in respect of your due diligence review of the Company and its business, the negotiation and signing of the NDA and this letter, and the negotiation, preparation and making of the Offer (including lock-up agreements) (“Reimbursement Amount”). It is agreed that you may set off monies due under this Reimbursement Amount obligation against monies properly payable by you (or your nominee) to the Company under Rule 49(2) of the Takeovers Code (“Rule 49 Costs”). It is agreed the Reimbursement Amount, after setting off the Rule 49 Costs, shall be U.S.$1,000,000. Such Reimbursement Amount shall be paid, without deduction or set-off, no later than the date falling five business days after the date specified by the Competing Offer as the date by which the consideration for the Competing Offer must be sent, or the date of the said material breach of this letter, whichever is the earlier.

6.	By countersigning this letter, you agree to use all reasonable endeavours to procure the satisfaction of any conditions to the Offer relating to consent required under the Overseas Investment Act 2005 and, for this purpose, you will file all notices, applications and reasonable information required by the Overseas Investment Office (the “OIO”) and accept any conditions to such consent of a kind commonly imposed by the OIO.

7.	By countersigning this letter you agree to also use all reasonable endeavours to procure the consent and confirmations from the Science and Innovation Group of the Ministry of Business Innovation and Employment (the “MBIE”) in respect of various grants that we have received from MBIE and you agree to accept reasonable conditions to such consents and confirmations relating to your intention to retain the Company’s research and development activities relevant to such grants in New Zealand during each respective grant period.

8.	Each of the Independent Members of the Board has agreed to submit in writing an irrevocable letter of resignation as a director of the Company and each related company of the Company, within three business days of the consideration under the Offer having been first sent to the shareholders of the Company after the Offer has been declared unconditional and such resignation shall include an acknowledgement that the director does not have any claim whatsoever against the Company or any such related company of the Company in respect of the period up to the date of resignation. It is agreed that, on receipt of such resignation, the remaining members of our board of directors shall immediately take all reasonable steps to procure that three persons nominated by you are, subject to receipt of signed consents to act as directors of the Company, appointed as directors of the Company pursuant to the provisions of clause 22.4 of the Company’s constitution.

9.	It is intended that this letter creates legally binding obligations between ourselves, yourselves and the Independent Members of the Board.

10.	This letter may be signed in two or more counterparts (including facsimile or PDF copies), all of which when taken together shall constitute one and the same instrument and a binding and enforceable agreement between the parties.

11.	This letter is governed by New Zealand law. The parties submit to the nonexclusive jurisdiction of the Courts of New Zealand.

Yours faithfully

/s/ JPS Scott JPS Scott
For and on behalf of Endace Limited

Accepted and agreed

/s/ James Michael McCluney
For and on behalf of Emulex Corporation

Accepted and agreed

/s/ JPS Scott JPS Scott
For and on behalf of the Independent Members of the Board